Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For September 8, 2004

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

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8 September 2004

ANNOUNCEMENT OF INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30 JUNE 2004

FINANCIAL HIGHLIGHTS

		2004	2003

•	Volumes	79.3bn	73.7bn	up 7.6%

•	Total turnover	£4,673m	£4,325m	up 8.1%

•	Net turnover(1)	£1,940m	£1,752m	up 10.7%

•	EBITA(2)	£310m	£305m	up 1.9%

•	PBTA(3)	£250m	£241m	up 4.4%

•	Adjusted profit before tax(4)	£209m	£200m	up 5.2%

•	Profit before tax	£200m	£162m	up 24.1%

•	Adjusted earnings per share(5)	27.8p	26.6p	up 4.4%

•	Basic earnings per share(6)	20.6p	15.7p	up 31.7%

•	Interim dividend	10.0p	9.45p	up 5.8%

(1)	Total turnover less duty paid by Group companies.

(2)	Total operating profit before amortisation of intangible assets and exceptional charge.

(3)	Profit before tax, amortisation of intangible assets and exceptional charge.

(4)	Profit before tax and exceptional charge.

(5)	Adjusted: before amortisation of intangible assets and exceptional charge (net of tax).

(6)	Basic: includes amortisation of intangible assets and exceptional charge.

Note:	Amortisation of intangible assets was £41m (2003 H1: £41m) and exceptional charge was £9m (2003 H1: £38m).

Commenting on the performance, Nigel Northridge, chief executive, said:

“We continue to grow our volumes and profits year-on-year in the face of difficult trading conditions in a number of European markets, coupled with the negative effect of foreign exchange. We have grown share in a number of key markets and continue to deliver on our Eurasian strategy. In addition, improvements in cash flow coupled with continued operating efficiencies underpin our confidence for the future.”

Enquiries:

Claire Jenkins – director, investor relations	Tel: 01932 832637

Anthony Cardew / Tim Robertson – CardewChancery	Tel: 020 7930 0777

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PERFORMANCE HIGHLIGHTS

•	Total cigarette volumes grew 7.6% to 79.3bn and EBITA increased 1.9% to £310m. Gallaher performed well in a number of key markets in Europe and across the CIS. The Group benefited from the restructuring programme initiated in 2003. Increased excise taxation and cross-border trade in Europe, and adverse currency movements, reduced the effect of a strong underlying performance.

•	The board has declared an interim dividend of 10.0p per ordinary share (40.0p per ADS) – an increase of 5.8% over the 2003 interim dividend.

•	UK EBITA grew 3.5% to £148m (2003 H1: £143m), benefiting from volume growth, price increases and reduced operating costs.

•	CED EBITA reduced 2.3% to £120m (2003 H1: £123m), reflecting the negative effects of difficult trading conditions in a number of established markets, start-up losses in Poland and adverse currency movements, which were largely mitigated by the Group's strong growth in other markets and price increases.

•	CIS EBITA increased 9.5% to £15m (2003 H1: £14m) despite adverse foreign exchange rate movements, owing to strong volume growth and an improvement in mix of sales.

•	RoW EBITA rose 9.5% to £27m (2003 H1: £25m), with adverse currency movements and volume declines being more than offset by manufacturer price increases and reduced operating costs.

•	Gallaher’s Memphis brand was launched in Shanghai in May as part of the Group’s reciprocal agreement with Shanghai Tobacco Group.

•	Net debt at 30 June 2004 reduced £252m compared to 31 December 2003. The decrease was attributable to a net cash inflow of £174m and favourable translation of the Group’s euro-denominated debt.

•	Group cigarette unit costs reduced 6.7% in real terms. This strong performance reflected improved productivity – largely arising from the operational restructuring programme – and a reduction in leaf and non-tobacco material costs.

•	Gallaher's performance in the first half of 2004 demonstrated the benefits of the Group’s balanced portfolio of interests. Strong growth in certain key European and CIS markets more than offset the difficult trading conditions in France, Germany and Austria, as well as the negative effects of exchange rate movements.

Overall Group trading remains in line with expectations. At earnings per share, improved prospects in the UK – including accelerated benefits from the restructuring programme – should broadly offset worsening conditions in Continental Europe, notably the impact of the continued deterioration of the branded cigarette market in Germany on the Group's vending operation.

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FINANCIAL REVIEW

Group

Total turnover for the first half of 2004 at £4,673m increased 8.1% compared with 2003 H1, with cigarette volume sales – of 79.3bn sticks – up 7.6%. Turnover excluding duty (“net turnover”) grew 10.7% to £1,940m (2003 H1: £1,752m).

Earnings before interest, tax, intangible asset amortisation and exceptional charge (“EBITA”) increased 1.9% to £310m (2003 H1: £305m).

Profit before tax, amortisation of intangible assets and exceptional charge (“PBTA”) grew 4.4% to £250m (2003 H1: £241m). Profit before tax and exceptional charge (adjusted profit before tax) increased 5.2% to £209m (2003 H1: £200m).

Total operating profit was £260m (2003 H1: £226m) and profit before tax was £200m (2003 H1: £162m) – both ahead on trading improvements and a lower exceptional charge of £9m (2003 H1: £38m) relating to the restructuring of Gallaher’s European operations.

Following Gallaher’s announcement of its European operations and administration restructuring, an exceptional charge of £39m was included in the results for the year ended 31 December 2003. An additional charge of £9m associated with this programme has been included in the results for the six months ended 30 June 2004. The total cost of the restructuring is expected to be in the region of £65m by the end of 2005, relating predominantly to redundancy payments and the impairment of operational plant and machinery. Once the project has been completed, by the end of 2005, Gallaher expects to achieve annualised savings of at least £20m. This restructuring is progressing well.

Adjusted earnings per share increased 4.4% to 27.8p (2003 H1: 26.6p). After deducting intangible asset amortisation and the exceptional charge, net of tax, basic earnings per share was 20.6p (2003 H1: 15.7p).

Gallaher’s overall performance has been negatively impacted by the effects of foreign exchange translation – reflecting a marginally weaker euro and a significantly weaker US dollar. These effects, however, are partly offset at earnings per share by Group hedging activity, particularly in respect of the euro.

The board of Gallaher has declared an interim dividend of 10.0p per ordinary share, an increase of 5.8% over the 2003 interim dividend of 9.45p. This dividend will be paid on 22 November 2004, to all shareholders on the register at close of business on 24 September 2004. For ADS holders, The Bank of New York will convert the 40.0p ADS dividend into US dollars, and distribute it to ADS holders on 30 November 2004.

Management believes that reporting results before amortisation and exceptional charges (EBITA, PBTA and adjusted earnings per share) provides a better comparison of underlying business performance for the period under review.

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Segmental review

	UK (£m)	CED (£m)	CIS (£m)	RoW (£m)	Total (£m)

Gross turnover
2004	1,853	2,414	171	235	4,673
2003	1,758	2,162	164	241	4,325
Net turnover(1)
2004	286	1,468	126	60	1,940
2003	285	1,275	130	62	1,752
EBITA(2)
2004	148	120	15	27	310
2003	143	123	14	25	305
Total operating profit
2004	142	81	10	27	260
2003	125	87	9	5	226
EBITA margin(3)
2004 (%)	52.0	8.2	11.8	45.0	16.0
2003 (%)	50.3	9.6	10.5	39.3	17.4

(1)	Gross turnover less duty paid by Group companies.

(2)	Total operating profit before amortisation of intangible assets and exceptional charge.

(3)	Total operating profit before amortisation of intangible assets and exceptional charge expressed as a percentage of net turnover.

United Kingdom

UK turnover increased 5.4% to £1,853m (2003 H1: £1,758m). The increase largely reflects: higher cigarette volume sales – up 3.3% to 10.3bn sticks (2003 H1: 10.0bn) – reflecting a weaker comparator period last year; and, price increases (UK government duty and Gallaher’s own price increases) partially offset by downtrading of customers to cheaper cigarettes.

UK net turnover increased 0.2% to £286m (2003 H1: £285m).

UK EBITA was up 3.5% at £148m (2003 H1: £143m) mainly reflecting lower operating costs benefiting from the initial savings of the operational restructuring begun in 2003 and the comparison to 2003 H1 that included incremental marketing investment.

This reduction in operating costs resulted in an improved EBITA margin of 52.0% (2003 H1: 50.3%).

UK operating profit was £142m (2003 H1: £125m) – the increase largely reflecting the lower UK exceptional charge in 2004 of £5m (2003 H1: £17m).

Continental Europe

In the first half of 2004, Continental Europe (“CED”) delivered a robust performance in the face of difficult trading conditions, with pressure on both volumes and margins in key markets. Total turnover grew by 11.7% to £2,414m (2003 H1: £2,162m), despite the weaker euro.

CED cigarette volume sales grew by 10.0% to 24.3bn (2003 H1: 22.1bn). Underlying volume growth was 2.0%, after adjusting for the volume sales in Poland, where Gallaher purchased KT Merkury in July 2003.

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CED net turnover increased 15.1% to £1,468m (2003 H1: £1,275m), comprising: CED tobacco net turnover of £216m (2003 H1: £209m); and distribution net turnover of £1,252m (2003 H1: £1,066m). The growth in tobacco net turnover mainly reflected the first time inclusion of Polish sales and a change in the accounting treatment of Italian market sales. In 2003, Gallaher invoiced Italian sales directly from its joint venture, RGI, and recognised only 50% of these sales in net turnover. In 2004, RGI sold directly to a Gallaher subsidiary in Italy that sold on to the Italian market. Accordingly, Gallaher now recognises 100% of these sales and the related cost of sales, while continuing to recognise its 50% share of joint venture profits. This change has therefore resulted in: a £9m increase in both net turnover and costs; no impact on EBITA; and, a slight dilution of tobacco EBITA margin. The increase in distribution net turnover reflects the inclusion of £238m from the purchase of Lekkerland Europa (“LEH”) by the Group’s associate Lekkerland-Tobaccoland (“L-T”) in January 2004. Underlying distribution net turnover declined by 4.9%, reflecting market declines in Austria and Germany.

Reflecting the difficult trading conditions, CED EBITA was £120m (2003 H1: £123m) of which £86m (2003 H1: £90m) arose from the tobacco operations and £34m (2003 H1: £33m) came from the distribution businesses.

The success of the Group in taking price increases, defending its mature market positions and developing its operations in newer markets, such as the Balkans and the Swedish snus market – as well as the continued successful development of RGI – has enabled the tobacco operations to largely offset the effects of market declines across Austria, France and Germany, absorb the start-up losses of the Polish operation and mitigate the adverse foreign currency impact.

The tobacco operations EBITA margin, after adding back inter-company sales to the distribution businesses, was 33.3% (2003 H1: 34.3%), this decrease mainly reflecting the start-up losses in Poland and the dilutive effect of the change in invoicing of Italian market sales. The inclusion of LEH since January 2004 has contributed to a reduction in the distribution EBITA margin to 2.7% (2003 H1: 3.1%). Reflecting the increased weighting of the distribution businesses within the divisional results, CED’s EBITA margin was 8.2% (2003 H1: 9.6%).

CED operating profit was £81m (2003 H1: £87m) reflecting the trading position noted above and the increased exceptional charge of £4m (2003 H1: £1m).

Commonwealth of Independent States

The Commonwealth of Independent States (“CIS”) displayed strong volume growth, an improvement in sales mix and market share gains across the region. Volumes increased by 9.6% to 39.8bn sticks (2003 H1: 36.3bn). This has been achieved despite excise duty increases in both Russia and Ukraine and manufacturer price increases. These factors more than offset the impact of the substantially weaker US dollar on CIS turnover, which increased 4.5% to £171m (2003 H1: £164m), but only partly offset the currency impact on CIS net turnover which reduced to £126m (2003 H1: £130m).

CIS EBITA increased 9.5% to £15m (2003 H1: £14m). This growth disguises the adverse impact of the translation of CIS earnings into sterling. CIS EBITA margin rose to 11.8% (2003 H1: 10.5%), reflecting price increases, improved production cost efficiency and continued growth of premium brands in Russia and Kazakhstan.

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Management anticipates that the distribution of CIS full year earnings will reflect this region’s traditional trading pattern with approximately one third of annual earnings being attributable to the first half. Volumes are typically stronger in the second half which tends to benefit full year EBITA margin due to the improvement in fixed cost recovery.

Rest of World

Gallaher’s Rest of World (“RoW”) turnover declined by 2.6% to £235m (2003 H1: £241m), and RoW net turnover declined 4.2% to £60m (2003 H1: £62m). These movements mainly reflect a combination of adverse exchange movements in the Republic of Ireland and the Africa and Middle East (“AMELA”) regions and lower volumes, mainly in the AMELA regions. RoW volume sales totalled 4.9bn cigarettes (2003 H1: 5.3bn).

In the Republic of Ireland, manufacturer’s price increases and favourable changes to the cost structure as a result of the factory closure in 2003 more than compensated for lower volumes in the reduced Irish market. Gallaher has also been able to mitigate the effects of reduced volumes in the AMELA region through tight control of the cost base.

RoW EBITA rose 9.5% to £27m (2003 H1: £25m) and the EBITA margin increased to 45.0% (2003 H1: 39.3%).

RoW operating profit was £27m (2003 H1: £5m) – the increase mainly reflecting the absence of a RoW exceptional charge in 2004 (2003 H1: £20m).

Interest

Positive cash flow and the favourable impact of the translation of euro interest payable into sterling resulted in lower net interest charges of £63m (2003 H1: £67m) before an FRS 17 net financing credit of £3m (2003 H1: £3m). The average borrowing cost during the first six months of 2004 was 5.5% (2003 H1: 5.5%).

EBITA interest cover – combining both interest and operating components of FRS 17 into a net pension expense within EBITA – was 5.0 times (2003 H1: 4.6 times), within the Group’s target range of between 4.5 and 5.5 times.

Taxation

The tax charge of £64m (2003 H1: £57m) represents an effective rate of 32.0%, compared with 35.3% for 2003 H1. The reduction in the effective rate largely reflects a low effective tax credit applicable to the higher exceptional charge in 2003. Removal of intangible amortisation charges and the exceptional chargegives rise to an adjusted effective tax rate of 26.9% (2003 H1: 26.7%). The Group expects the annual adjusted effective rate to remain at around this level over the medium-term.

Returns to shareholders

After deducting minority interests of £2m (2003 H1: £3m) earnings increased to £134m (2003 H1: £102m), and – following a 0.3% increase in the weighted average number of shares in issue – basic earnings per share was 20.6p (2003 H1: 15.7p).

After removing intangible asset amortisation charges of £41m (2003 H1: £41m) and the net of tax exceptional charge of £6m (2003 H1: £30m), adjusted earnings per share increased by 4.4% to 27.8p (2003 H1: 26.6p).

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Cash flow

Operating cash flow before exceptional items increased significantly to £438m (2003 H1: £280m). Group operating profit, as adjusted for the exceptional charge, depreciation and amortisation (“EBITDA”) was £338m (2003 H1: £343m). This was supplemented by a reduction in working capital of £109m, compared to an increase of £60m during 2003 H1. Cash costs relating to the exceptional charge were £5m (2003 H1: nil).

The net working capital decrease since 31 December 2003 was mainly the result of higher duty and VAT creditors in Ireland and the UK, partly offset by higher UK duty-paid finished goods following the June manufacturer’s price increase. A number of these factors are seasonal and would be expected to reverse in the second half of 2004.

The adverse working capital movement in 2003 H1 largely reflected a delay in the UK chancellor’s budget to April, which impacted the level of duty creditors.

Net finance payments of £42m were £9m lower than 2003 H1 through the lower interest charge and the timing of annual interest payments.

Net capital expenditure and financial investments of £55m reflect the continuing investment in production machinery, vending and merchandising equipment.

Net debt at 30 June 2004 was £2,200m, a reduction of £252m compared to the position at 31 December 2003. The decrease was attributable to a cash inflow of £174m and favourable exchange rate movements – amounting to £78m – on Gallaher’s euro denominated debt.

In June 2004, the Group issued a €800m bond maturing in June 2011, the proceeds of which will be applied with internal cash flow to repay the €900m bond that matures in January 2005. The weighted average maturity of committed debt at the half year was 4.0 years (2003 year-end: 3.5 years).

The 12-month rolling net debt to EBITDA ratio was 3.1 times (2003 FY: 3.4 times), below the Group’s current bank covenant level of 3.75 times.

The Group’s debt ratings from Moody’s Investor Services and Standard & Poor’s remain unchanged at Baa3 with stable outlook and BBB with stable outlook respectively.

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OPERATING REVIEW

Group

During the first half of 2004, Gallaher continued to make progress with its strategy of creating value for investors through the development of a balanced portfolio of interests in established and emerging markets across Europe and Asia – despite difficult trading conditions in some key markets.

The Group’s leading positions in the mature markets of the UK, Republic of Ireland, Austria and Sweden underpinned gains in its growth markets in Europe and the CIS.

Gallaher’s total volumes grew significantly – up 7.6% to 79.3bn cigarettes. This growth was driven by market share gains in the CIS and Continental Europe – notably in Russia, Kazakhstan, Ukraine, Italy and Poland.

Divisional cigarette volumes

	2004 H1 (bn)	2003 H1 (bn)	Change (%)
UK	10.3	10.0	3.3
Continental Europe(1)	24.3	22.1	10.0
CIS	39.8	36.3	9.6
Rest of World	4.9	5.3	(8.2)
Total Group(2)	79.3	73.7	7.6

(1)	Total CED volumes excluding those attributable to Gallaher Poland (formerly KT Merkury), which was acquired in the second half of 2003, increased 2.0% to 22.6bn cigarettes. Gallaher’s Polish volumes were 1.7bn cigarettes in the first half of 2004. In the first half of 2003, KT Merkury’s volumes were 0.8bn cigarettes.
(2)	Total Group volumes excluding those attributable to Gallaher Poland increased 5.2% to 77.6bn cigarettes.

United Kingdom

In the UK, Gallaher increased its share of value cigarettes, while maintaining its leading positions in the premium cigarette and cigar sectors.

–	Cigarette

Total UK cigarette market volumes declined by an estimated 1.5% during the first half of 2004 and moderate downtrading from premium and mid-price into value cigarettes continued. The shares of retail sales accounted for by each price sector were: value: 58.6% (2003 H1: 55.8%); mid-price: 10.4% (2003 H1: 11.6%); and, premium: 31.0% (2003 H1: 32.6%).

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Gallaher’s UK volumes grew 3.3% to 10.3bn cigarettes. This increase largely reflected a weak first half in 2003 due to the phasing of trade sales into December 2002. Excluding the effect of this phasing, Gallaher’s underlying volumes were broadly flat.

The Group’s total cigarette market share was 38.7% excluding distributed brands (2003 H1: 38.3%). Gallaher continues to lead the premium cigarette sector with a share of 46.9% (2003 H1: 48.1%) and has increased its share of the value cigarette sector to 35.0% (2003 H1: 32.9%).

Gallaher’s UK houses, Benson & Hedges and Mayfair, supported this performance. Benson & Hedges’ market share increased to 9.5% (2003 H1: 9.1%) and Mayfair continued to perform strongly, growing share to 11.3% (2003 H1: 10.1%). These share gains were moderated by small declines from Dorchester, Berkeley and Silk Cut.

–	Cigar

The total UK cigar market was estimated to have declined by over 8% during the first half of 2004 and downtrading from medium-sized cigars to smaller cigars continued.

Gallaher maintained its lead of the UK cigar market with a share of 46.7% (2003 H1: 47.1%). The market leader Hamlet expanded its share of the medium cigar sector to 54.8% (2003 H1: 54.4%) and Hamlet Miniatures’ share of the small cigar sector was slightly lower at 31.6% (2003 H1: 32.2%).

–	Tobacco

The total UK handrolling tobacco market was estimated to have grown by over 8% in the first half of 2004 and moderate downtrading into low-priced brands continued.

Gallaher’s share was 30.1% (2003 H1: 31.7%) with an increase in Amber Leaf’s share to 16.6% (2003 H1: 15.8%) more than offset by the ongoing decline of Old Holborn.

The small UK pipe tobacco market declined by an estimated 9% in the first half of 2004. Gallaher continues to lead this market with a 49.0% share (2003 H1: 50.3%).

Continental Europe

In Continental Europe, Gallaher made progress with its strategy of defending its leading positions in the mature Austrian and Swedish cigarette markets, while growing share elsewhere – notably in Italy, Central and Eastern Europe and the Swedish snus market.

Duty-paid cigarette markets across Continental Europe experienced substantial volume declines from increased taxation and cross-border trade.

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Despite this market disruption, Gallaher increased its underlying Continental European volumes 2.0% to 22.6bn cigarettes. The Group’s total Continental European volumes increased 10.0% to 24.3bn cigarettes – reflecting the acquisition of KT Merkury in the second half of 2003 and the growth subsequently achieved in Poland.

–      Tobacco products

The duty-paid Austrian cigarette market declined around 8% in the first half of 2004 – largely as a result of increased illegal cross-border trade from new EU member states.

The decline in Gallaher’s Austrian market share has moderated when compared with recent years. The Group’s total market share was 45.8% (2003 H1: 46.2%). This performance was supported by the stabilisation of Memphis Classic Full Flavour’s market share at 13.0% (2003 H1: 12.8%) and growth in Memphis Blue’s market share to 6.9% (2003 H1: 6.1%).

Cigarette market volumes in Sweden were down some 4%, partly reflecting a strong comparator period in 2003 H1. Gallaher’s total market share was 38.6% (2003 H1: 39.7%). This reduction was largely due to the ongoing decline of the Group’s mature brand Blend.

Gallaher gained share in the growing Swedish snus market. The Group’s snus market share increased to 2.4% by June/July 2004 (June/July 2003: 1.3%). This performance was driven by the ongoing success of Gustavus and the growth of Grand XL, which was introduced in January 2004.

In Germany, the total duty-paid cigarette market declined 13.5% in the first half of 2004 – with the rate of decline accelerating following the introduction of the first of a planned three-part increase in cigarette taxation effective at the end of March.

Private label cigarette volumes outperformed the total market with a first half decline of 5.0% – leading to an increase in the sector’s share of the total market to 17.0% (2003 H1: 15.4%). Branded cigarette volumes declined 15.0% in the first half, reflecting a 21.6% decline in the three months following the tax increase.

Gallaher’s performance in the German cigarette market was strong. The Group increased its share of the total market held through private label cigarettes to 8.5% (2003 H1: 6.6%), while maintaining its branded cigarette market share at 0.7%.

In Greece, the cigarette market has experienced accelerated downtrading from premium to lower-priced brands. This trend has impacted Gallaher’s principal brand Silk Cut, which experienced a 7.0% volume decline. Independent market share data for Greece is not presently available, however, sample data suggests that Silk Cut’s niche appeal is helping it outperform other premium brands. In the handrolling tobacco market Old Holborn performed well, growing total volumes 18.0%.

In France, the total duty-paid cigarette market declined 24.9% in the first half of 2004, as a result of successive steep increases in cigarette taxation.

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The performances of both Gallaher’s Benson & Hedges Metal range and the Benson & Hedges American Blend cigarettes marketed by RGI were robust. The Group’s total market share increased slightly to 3.2% (2003 H1: 3.1%).

Duty-paid cigarette market volumes in Italy and Spain were relatively stable. In Italy, the success of Benson & Hedges American Blend drove an increase in Gallaher’s total market share to 4.8% (2003 H1: 3.1%). The Group’s total market share in Spain declined to 1.6% (2003 H1: 1.8%).

Gallaher has continued to develop its operations in Central and Eastern Europe.

In Poland, the Group’s cigarette market share grew throughout the first half of 2004, reaching 4.0% by June, up from 2.6% in December 2003. Gallaher’s success in Poland is being driven by the introduction of brands from its international portfolio into the market, including LD, Level and Benson & Hedges.

Gallaher also made good progress in the Balkans. The Group increased its pan-Balkan market share to an estimated 5.3% (2003 H1: 4.8%). Foundations for further growth in the region will be enhanced by local production in Romania, where Gallaher has leased a small factory.

–      Distribution

Gallaher’s distribution businesses were impacted by the difficult market conditions in Austria and Germany during the first half of 2004.

In Austria, TOBA’s tobacco distribution operations were affected by the decline in total market volumes. This impact was, however, broadly offset in the first half by increased efficiency and an ongoing focus on the distribution of non-tobacco products and sales force services.

In Germany, ATG – the vending company in which Gallaher has a 63.9% holding – was affected by the decline in total market volumes and downtrading from branded cigarettes to lower-priced tobacco products, particularly after the duty increase in March. In the three months following this increase, ATG’s cigarette volume sales declined 23.3% reflecting the decline in German branded cigarette volumes and disadvantageous optical pricing in the vending channel. Notwithstanding this, the company performed well in relative terms – slightly increasing its share of total first half cigarette sales to 6.0% (2003 H1: 5.9%) due to a strong performance in the first quarter.

Lekkerland-Tobaccoland – an associate in which Gallaher has a 25.1% holding – was impacted by the lower German cigarette market volumes in the first half of 2004. The operating impact of these lower volumes on the company was partly offset by the expansion of its business outside Germany following its acquisition of Lekkerland Europa in January 2004.

Commonwealth of Independent States

In the CIS, Gallaher made excellent progress with its strategy of gaining market share, while increasing the proportion of its brands sold in the intermediate- and higher-priced sectors across the region.

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CIS cigarette markets continued to develop, with a greater proportion of smokers choosing intermediate- and higher-priced brands. This trend was particularly pronounced in Russia, where the higher-priced sector increased its share of the total market to 29.3% (2003 H1: 25.0%). Within this sector, the premium sub-sector grew its share of the total market to 10.0% (2003 H1: 8.5%).

Gallaher increased its total CIS volumes 9.6% to 39.8bn cigarettes. This growth was driven by gains in market share in Russia, Kazakhstan and Ukraine, and some export growth to adjacent markets.

–      Russia

In Russia, Gallaher increased its share of the total cigarette market to 15.9% (2003 H1: 14.5%). This growth was driven by the success of a variety of brands in the intermediate- and higher-priced sectors including St George, Troika, and Sobranie, underpinned by the continuing success of LD, which slightly increased market share to 5.3% (2003 H1: 5.2%).

The Group continued to enhance its sales mix during the first half, increasing its share of the higher-priced sector to 3.4% (2003 H1: 2.2%) and its share of the intermediate-priced sector to 23.6% (2003 H1: 20.9%). Within the higher-priced sector, Gallaher grew its share of the premium sub-sector to 3.6% (2003 H1: 2.2%).

–      Kazakhstan

In Kazakhstan, Gallaher grew its share of the total cigarette market to 34.2% (2003 H1: 27.9%). This growth was driven by gains from brands across the higher-, intermediate- and low-priced sectors including Sovereign, Sobranie and LD.

The Group increased its share of the higher-priced sector to 59.5% (2003 H1: 47.5%). Within the higher-priced sector, Gallaher grew its share of the premium sub-sector to 29.5% (2003 H1: 26.8%).

–      Ukraine

In Ukraine, Gallaher grew its share of the total cigarette market to 13.3% (2003 H1: 11.2%). Gains from the intermediate- priced brands including St George and Troika, and the introduction of the intermediate-priced brand Level into the market last year, drove this growth.

Gallaher increased its share of the intermediate-priced sector to 17.9% (2003 H1: 14.9%).

Rest of World

In its Rest of World division, Gallaher continued defending share in the high margin Republic of Ireland market, while establishing platforms elsewhere.

The Group’s total Rest of World volumes declined 8.2% to 4.9bn cigarettes. This decline was due to lower AMELA volumes (including those volumes manufactured under contract) and a reduction in Irish market volumes.

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–      Republic of Ireland

The total cigarette market in the Republic of Ireland declined around 7.5% in the first half of 2004. This reduction was influenced by successive above inflation duty increases, which have affected affordability of tobacco products and impacted cross-border trade.

The ban on workplace smoking, effective from the end of March, has also affected market volumes. Monthly volumes have varied widely since the introduction of the ban, influenced by de-stocking in the vending channel (which largely operates in pubs and clubs) and the weather. It is too early to assess what the longer-term impact of the ban will be.

Gallaher’s cigarette volume sales were 1.3bn (2003 H1: 1.4bn). The Group maintained its lead of the cigarette market with a share of 49.0% excluding distributed brands (2003 H1: 48.4%).

–      AMELA

Gallaher’s AMELA (Africa and Middle East) volumes reduced 8.1% to 2.9bn cigarettes in the first half of 2004, with a solid performance in Gallaher’s core West African markets being more than offset by a reduction in volumes elsewhere (including contract manufacture).

AMELA operations have now been included within Gallaher’s developing markets’ management structure – which also incorporates the Group’s CIS operations. Gallaher intends to increase its focus on AMELA markets, building on its positions in West Africa.

–      Asia Pacific

Gallaher achieved a modest increase in its total Asia Pacific volumes during the first half of 2004, most notably due to gains in China, Taiwan and Asia’s regional duty free market.

In the longer-term, China’s entry into the World Trade Organisation may present significant growth opportunities for international companies.

The Group is well placed to achieve growth in China. In the premium segment, consumer awareness of the Sobranie house is being built through the importation of several variants. Sales of Sobranie have increased sharply and it now has a share of approximately 5% of the small but growing imported cigarette sector.

Gallaher’s mid-priced Memphis brand was launched in Shanghai in May. Memphis is manufactured and distributed in China in partnership with Shanghai Tobacco Group.

In Taiwan, Sobranie Slims achieved good growth and increased its share of the growing slims sector. Gallaher also made solid progress in Asia’s regional duty free market.

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Manufacturing

Gallaher maintained its position at the forefront of manufacturing efficiency during the first half of 2004. The Group increased its overall cigarette manufacturing productivity (defined as output per worked hour) 12.5%. This increased level of productivity, and a reduction in leaf and non-tobacco material (“NTM”) costs, reduced the Group’s unit costs 6.7% in real terms.

This positive performance was boosted by the commencement of the Group’s European manufacturing restructuring and demonstrates again the quality of Gallaher’s manufacturing assets and expertise.

Gallaher expects productivity in the second half of 2004 to be impacted by a planned move to standardise pack specifications across the Group.

–      United Kingdom

Productivity at Gallaher’s Lisnafillan cigarette factory – which principally supplies the Group’s UK and Rest of World divisions – increased 27.7%. This was due to: a major re-organisation of working practices, including job reductions during the period; and, higher volumes following the transfer of production for the Republic of Ireland from Dublin in the latter part of 2003.

Real-term unit costs at the Lisnafillan cigarette factory reduced 14.0%. This improvement reflected both increased productivity and lower tobacco and NTM costs.

Productivity at Gallaher’s Lisnafillan tobacco factory increased 14.5%, due to planned restructuring and higher volumes. Real-term unit costs reduced 6.6%. A programme of investment designed to increase further the factory’s efficiency and flexibility has begun and is progressing in-line with expectations.

Productivity at Gallaher’s Cardiff cigar factory decreased 6.1%. This reduction reflected a significant increase in the number of brands produced at the factory, to serve export markets, combined with lower domestic volumes. The reduced productivity more than offset an improvement in leaf costs, leading to a 5.4% rise in real-term unit costs.

–      Continental Europe

Cigarette productivity at Gallaher’s Continental European factories in Austria increased 16.8% resulting from the restructuring announced last year, together with improved factory efficiencies and higher volumes.

Real-term cigarette unit costs reduced 9.6%, largely due to the increased productivity and lower leaf and NTM costs.

A project to centralise and bring in-house the manufacture of specialist filters for Gallaher’s company-wide requirements in Austria was completed as planned. Improved manufacturing process control systems were successfully installed in the Linz and Hainburg factories.

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The installation of new machinery in the Poland factory facilitated an increase in output and allowed Gallaher to launch a range of its international brands. In addition to this, the factory is now being used for specialist blend processing – enabling more efficient production and supply of certain blends to the wider Group.

In Sweden, investment in Gallaher’s snus factory has enabled a sharp increase in output to meet the Group’s growing market share while retaining flexibility for further growth.

–      Commonwealth of Independent States

Cigarette productivity in the CIS increased 6.6%.

This increase in productivity drove a real-term reduction in unit costs of 2.9%, despite greater demand for Gallaher’s higher-priced cigarettes across the division.

The machinery investments made in Gallaher’s Moscow factory in recent years provided the flexibility to meet the growing demand for intermediate- and higher-priced products in Russia. Product costs and quality were further enhanced by the installation of several high-speed laser units.

In Kazakhstan, new primary processing equipment and faster machinery led to higher output, productivity and product quality.

In Ukraine, the arrival of additional production lines from other CIS factories allowed Gallaher both to raise outputs and launch a wider range of higher-priced cigarettes.

OUTLOOK

Gallaher's performance in the first half of 2004 demonstrated the benefits of the Group’s balanced portfolio of interests. Strong growth in certain key European and CIS markets more than offset the difficult trading conditions in France, Germany and Austria, as well as the negative effects of exchange rate movements.

Overall Group trading remains in line with expectations. At earnings per share, improved prospects in the UK – including accelerated benefits from the restructuring programme – should broadly offset worsening conditions in Continental Europe, notably the impact of the continued deterioration of the branded cigarette market in Germany on the Group's vending operation.

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LEGAL AND REGULATORY ENVIRONMENT

Regulation

The global tobacco market is subject to significant regulatory influence and/or voluntary agreements. The Group has a long history of managing its business successfully within a regulatory climate. In recent years, the Group has reduced its susceptibility to regulatory changes in any single country by expanding its international operations. However, it is possible that regulations in any of its key markets could have an adverse effect on the Group’s sales and operating performance.

The World Health Organisation’s Framework Convention on Tobacco Control is currently awaiting ratification by member states. The tobacco control treaty includes provisions governing, amongst other matters: advertising and sponsorship; tax and price increases; labelling; illicit trade; and, environmental tobacco smoke.

Within the EU, a directive concerning the manufacture, presentation and sale of tobacco products was adopted in 2001 and has been implemented into EU member states’ national law. The EU is to report on the application of the directive and indicate features that should be reviewed or developed in light of developments in scientific or technical knowledge by the end of 2004. Also, the EU Commission has adopted a decision that establishes the rules for the use of colour photographs or other illustrations to depict and explain the health consequences of smoking. It is for member states to decide whether or not to introduce such pictorial health warnings from October 2004.

In June 2003, an EU directive relating to the advertising and sponsorship of tobacco products was adopted. Member states shall comply with this directive by 31 July 2005 at the latest. The German government and others have commenced a legal challenge to the directive in the European Court of Justice (“ECJ”).

Certain EU member states have already enacted, or are considering, legislation that restricts smoking in public places and the workplace including bars and restaurants.

In May 2004, 10 additional European countries (“EU accession countries”) joined the EU. These countries are required to comply with the existing laws of the EU at the time of joining except for certain transitional arrangements.

The EU constitution was adopted in June 2004, extending the competence of the EU to establish tobacco related measures that have as their direct objective the protection of public health.

The ECJ is considering the EU ban outside Sweden of certain oral tobacco products (i.e., snus).

In the UK, the Tobacco Advertising and Promotion Act was adopted in 2002. The Act prohibited sponsorship by tobacco companies from July 2003, although transitional provisions allow an exemption for ‘exceptional global events’ until July 2005. The Tobacco Advertising and Promotion (Point of Sale) Regulations 2004 will come into force on 21 December 2004 and significantly restrict the size, format and content of tobacco advertisements that may be published at point of sale and on tobacco vending machines. Gallaher and other companies are challenging the regulations and a judicial review hearing is to be held in October 2004.

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In August 2003, the UK Office of Fair Trading (“OFT”) notified Gallaher of an enquiry into vertical agreements between manufacturers and retailers in the UK cigarette, tobacco and tobacco related markets. Gallaher is co-operating with the enquiry that remains at an information gathering stage. Given the early stages of the enquiry, it is not possible to assess whether or not the OFT intends to reach an adverse decision. Similarly, it is not possible, in the event that an adverse decision is reached, to assess the extent (if any) of any fines.

In the Republic of Ireland, the Public Health (Tobacco) (Amendment) Act 2004, was signed into law in March 2004, purporting to give effect to two EU directives and an EU recommendation relating to tobacco. The Act includes provision for a comprehensive ban on tobacco advertising, sponsorship, measures relating to the manufacture, presentation and sale of tobacco products, and a ban on smoking in all public places with certain limited exceptions. Gallaher, along with seven other plaintiffs, has begun legal proceedings which will challenge certain parts of the Public Health (Tobacco) Act 2002 and the Public Health (Tobacco) (Amendment) Act 2004. The case is likely to be heard in the commercial court in 2005.

In Germany, the sale of cigarette packs of less than 17 cigarettes was prohibited from July 2004. From 2007, cigarettes may only be bought from vending machines which have youth protection technology installed (e.g., consumers will have to verify their age by using age-encoded chip cards).

In the Netherlands, the government has introduced tobacco ingredient disclosure regulations. In August 2003, Gallaher and Philip Morris International Management SA and Philip Morris Holland BV commenced a joint legal challenge to the Dutch regulations, which, Gallaher believes, do not provide adequate protection for brand recipes. Other tobacco companies have also commenced legal proceedings.

The Swedish government approved a ban on smoking in public places (with certain limited exceptions) on 12 May 2004. The ban will come into force on 1 June 2005.

In Russia, draft Bills have been introduced to the Russian State Duma whose provisions include: significantly larger rotational health warnings; further reductions in maximum tar and nicotine smoke yields; a complete ban on tobacco advertising, with certain limited exceptions, and at point of sale; one in every 10 packs should have a special leaflet inserted with health information on tobacco addiction; and, a ban on the sale of tobacco products within 100 metres of educational establishments.

In the Ukraine, the parliament approved amendments to the Law on Advertising in September 2003, restricting tobacco advertising in the printed media and prohibiting it on television and radio. Furthermore, a draft law designed to restrict tobacco consumption is due to have its second reading in 2005.

In Kazakhstan, outdoor tobacco advertising is to be prohibited from 1 October 2004. New and larger health warning requirements have been adopted from April 2004.

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Tobacco taxation

In 2002, the EU adopted a directive increasing the minimum excise rates on all tobacco products. The provisions also include the introduction of a minimum excise burden of €60 per thousand cigarettes on the most popular price category of cigarettes, which will increase to €64 per thousand cigarettes in July 2006. For certain member states, transitional periods to comply with the new cigarette rates are allowed by the directive. Additionally, a number of member states have introduced a minimum excise duty, relating to the duty levied on cigarettes of the most popular price category in each country.

EU accession countries will be required to implement significant duty increases in order to comply with the minimum cigarette excise tax requirements. Many have been allowed transitional periods – the longest until January 2010 – in which to comply. Any relaxation of the current controls on personal imports from accession states into existing EU states could have a significant negative impact on sales in neighbouring countries in the transitional periods.

In the UK, tobacco duty was raised in line with inflation in March 2004. The impact of high taxation in the UK cigarette market, resulting in high prices, has led to reduced annual industry volumes, greater price competition and trading down by consumers to lower-price cigarette brands. Gallaher believes that the wide price differentials between the UK and Continental Western Europe and other parts of the world have led to a smuggled market for legitimate and counterfeit cigarettes and also an increase in legitimate cross-border trade.

The Group continues to support and endorse regulatory authorities’ activities to stop smuggling of tobacco products. Gallaher has a history of co-operation with investigations into smuggling and readily exchanges relevant information with the authorities on a regular basis.

In certain other European markets, excise duty increases continue to have an impact on prices, sales and margins. These include large tax increases in Ireland, Germany, France, Netherlands and changes in cigarette taxation in Italy.

In Russia, the mixed tobacco excise system has been confirmed for 2005. The new tobacco excise rates are: 65 roubles per 1,000 cigarettes plus 8% of factory price (filter) and 28 roubles per 1,000 plus 8% (non-filter) but not less than 20% of the ex-factory price.

Litigation

Certain companies in the Group are currently defendants in actions in the UK and the Republic of Ireland, where the plaintiffs are seeking damages for ailments claimed to have resulted from tobacco use or exposure to tobacco smoke. As at 2 September 2004, Gallaher is involved as a defendant in four individual cases in Scotland where plaintiffs seek damages for ailments claimed to have resulted from tobacco use; three of these cases are dormant and the fourth, begun in May 2004 against Gallaher Limited and another tobacco company, is at a very early stage and in any event has been stayed until January 2005.

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In the Republic of Ireland, the number of individual claims against Group subsidiaries is currently 13. Of the 152 claims that have been dismissed or abandoned since 1997, to date 10 individual plaintiffs have appealed against dismissal. A number of these appeals have been dismissed by the High Court, and are being further appealed by the plaintiffs to the Supreme Court. Of the remaining 13 claims, 12 statements of claim have been served upon Group subsidiaries and other tobacco companies, making wide-ranging allegations against such companies and against the Republic of Ireland, the attorney general and the minister for health and children, who are also named as defendants in some of those cases. Gallaher is not a party to smoking litigation anywhere else in the world.

It is not possible to predict the outcome of the pending litigation and whilst there can be no guarantees Gallaher believes that there are meritorious defences to these actions and claims and that the pending actions will not have a material adverse effect upon the results of the operations, the cash flow or financial condition of the Group. The pending actions and claims will be vigorously contested.

Liggett-Ducat continues to be involved in court processes relating to payments allegedly due for unpaid penalties and fines claimed by the Russian tax authorities. As at 2 September 2004, the challenges that have been made to the claims have been successful. Based upon the facts and matters currently known, management considers that there are meritorious defences against these actions and that they will be vigorously defended.

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Gallaher Group Plc

Group profit and loss account

SIX MONTHS ENDED 30 JUNE 2004

	Six months ended 30 June 2004				Six months ended 30 June 2003		Year ended 31 Dec. 2003
	US$m *		£m		£m		£m
Turnover of the Group including its share of joint ventures and associate	8,476		4,673		4,325		9,048
Less share of turnover of joint ventures and associate	(1,304)		(719)		(502)		(1,055)

Group turnover	7,172		3,954		3,823		7,993

Group operating profit before exceptional charge	472		260		264		539
Exceptional charge	(16)		(9)		(38)		(39)

Group operating profit	456		251		226		500
Share of operating profits of joint ventures and associate	16		9		-		5

Total operating profit	472		260		226		505
Net interest and other financing charges	(114)		(63)		(67)		(131)
Net retirement benefits financing income	5		3		3		5

Total net interest and other finance charges	(109)		(60)		(64)		(126)

Profit on ordinary activities before taxation	363		200		162		379
Tax on profit on ordinary activities	(116)		(64)		(57)		(126)

Profit on ordinary activities after taxation	247		136		105		253
Equity minority interests	(4)		(2)		(3)		(6)

Profit for the financial period	243		134		102		247
Dividends	(118)		(65)		(62)		(193)

Retained profit for the period	125		69		40		54

Earnings per ordinary share
- Adjusted (a)	50.4	c	27.8	p	26.6	p	55.5	p
- Basic	37.4	c	20.6	p	15.7	p	38.0	p
- Diluted	37.4	c	20.6	p	15.6	p	37.9	p
Dividends per ordinary share
- Interim	18.1	c	10.0	p	9.45	p
- Total for 2003							29.6	p

There is no difference between the profit on ordinary activities before taxation and the retained profit for the financial period stated above and their historical cost equivalents. Turnover and operating results relate to continuing operations.

(a)	Before intangible asset amortisation and exceptional charge (net of tax).

*	US dollar equivalents are provided for reader convenience at the 30 June 2004 exchange rate of £1:US$1.814.

Prepared and filed by St Ives Burrups

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Gallaher Group Plc
Group balance sheet
AT 30 JUNE 2004

	30 June 2004		30 June2003 (restated)	31 Dec.2003 (restated)
	US$m *	£m	£m	£m
Fixed assets
Intangible assets	2,384	1,314	1,411	1,399
Tangible assets	1,063	586	588	595
Investments:
Investment in joint ventures	11	6	4	6
Investment in associate	190	105	111	112
Other investments	16	9	13	11

	217	120	128	129

	3,664	2,020	2,127	2,123

Current assets
Stocks	1,315	725	706	504
Debtors	1,420	783	759	783
Non-liquid investments	4	2	1	1
Cash and liquid investments	1,217	671	140	116

	3,956	2,181	1,606	1,404
Creditors: amounts falling due within one year
Borrowings	(1,388)	(765)	(159)	(139)
Other	(2,595)	(1,431)	(1,147)	(1,117)

	(3,983)	(2,196)	(1,306)	(1,256)

Net current (liabilities)/assets	(27)	(15)	300	148

Creditors: amounts falling due after more than one year
Borrowings	(3,820)	(2,106)	(2,563)	(2,429)
Other	(9)	(5)	(6)	(5)

	(3,829)	(2,111)	(2,569)	(2,434)
Provisions for liabilities and charges	(94)	(52)	(74)	(53)
Net retirement benefits liability	(109)	(60)	(79)	(68)

Net liabilities	(395)	(218)	(295)	(284)

Capital and reserves
Called up share capital	118	65	65	65
Share premium account	229	126	117	125
Capital redemption reserve	15	8	8	8
Merger reserve	265	146	146	146
Other reserve	(1,654)	(911)	(911)	(911)
Profit and loss account (including retirement benefits reserve)	579	319	251	252

Equity shareholders' deficit	(448)	(247)	(324)	(315)
Equity minority interests	53	29	29	31

	(395)	(218)	(295)	(284)

*	US dollar equivalents are provided for reader convenience at the 30 June 2004 exchange rate of £1:US$1.814.

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Gallaher Group Plc
Statement of total recognised gains and losses
SIX MONTHS ENDED 30 JUNE 2004

	Six months ended 30 June 2004		Six months ended 30 June 2003	Year ended 31 Dec. 2003
	US$m *	£m	£m	£m
Profit for the financial period	243	134	102	247
Actuarial loss recognised on retirement benefits	—	—	—	(4)
Movement on deferred tax relating to actuarial loss on retirement benefits	—	—	—	1
Exchange adjustments on foreign currency net investments	(4)	(2)	1	(4)

Total recognised gains and losses in the period	239	132	103	240

Reconciliation of movements in equity shareholders' deficit
SIX MONTHS ENDED 30 JUNE 2004

	Six months ended 30 June 2004		Six months ended 30 June 2003 (restated)	Year ended 31 Dec. 2003 (restated)
	US$m *	£m	£m	£m
Profit for the financial period	243	134	102	247
Dividends	(118)	(65)	(62)	(193)
Credit/(debit) in respect of employee share schemes	—	—	2	(3)
Actuarial loss recognised on retirement benefits	—	—	—	(4)
Movement on deferred tax relating to actuarial loss on retirement benefits	—	—	—	1
Exchange adjustments on foreign currency net investments	(4)	(2)	1	(4)
Issue of ordinary shares	2	1	—	8

Net movement in equity shareholders' deficit	123	68	43	52
Opening equity shareholders' deficit – previously reported	(557)	(307)	(362)	(362)
Prior year adjustment	(14)	(8)	(5)	(5)
Opening equity shareholders' deficit	(571)	(315)	(367)	(367)

Closing equity shareholders' deficit	(448)	(247)	(324)	(315)

*	US dollar equivalents are provided for reader convenience at the 30 June 2004 exchange rate of £1:US$1.814.

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Gallaher Group Plc
Group cash flow statement
SIX MONTHS ENDED 30 JUNE 2004

	Six months ended 30 June 2004		Six months ended 30 June 2003 (restated)	Year ended 31 Dec. 2003 (restated)
	US$m *	£m	£m	£m
Net cash inflow from operating activities	785	433	280	691
Dividends received from associate and joint ventures	13	7	9	14
Returns on investments and servicing of finance	(76)	(42)	(51)	(131)
Taxation	(63)	(35)	(41)	(99)
Capital expenditure and financial investment	(100)	(55)	(62)	(117)
Acquisitions and disposals	(5)	(3)	(1)	(15)
Equity cash dividends paid	(238)	(131)	(122)	(183)

Net cash inflow before management of liquid resources and financing	316	174	12	160
Management of liquid resources	9	5	(2)	(2)

Increase/(decrease) in debt	646	356	28	(113)
Purchase of ordinary shares	(2)	(1)	—	(1)
Issue of ordinary shares	2	1	—	3

Financing	646	356	28	(111)

Increase in net cash in the period	971	535	38	47

Reconciliation of operating profit to net cash flow from operating activities
SIX MONTHS ENDED 30 JUNE 2004

	Six months ended 30 June 2004		Six months ended 30 June 2003	Year ended 31 Dec. 2003
	US$m *	£m	£m	£m
Group operating profit before exceptional charge	472	260	264	539
Depreciation of tangible fixed assets	73	40	41	83
Amortisation of intangible fixed assets	69	38	38	77
Non-cash charge in respect of employee share schemes	2	1	1	3
(Profit)/loss on sale of tangible fixed assets	(4)	(2)	—	1
(Increase)/decrease in debtors	(31)	(17)	48	22
Increase in stocks	(423)	(233)	(221)	(15)
Increase in creditors and provisions	651	359	113	17
Decrease in net retirement benefits liability	(15)	(8)	(4)	(15)

Net cash inflow from operating activities before exceptional charge	794	438	280	712
Cash outflow relating to exceptional charge	(9)	(5)	—	(21)

Net cash inflow from operating activities	785	433	280	691

*	US dollar equivalents are provided for reader convenience at the 30 June 2004 exchange rate of £1:US$1.814.

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Gallaher Group Plc
Reconciliation of net cash flow to movement in net debt
SIX MONTHS ENDED 30JUNE 2004

	Six months ended 30 June 2004		Six months ended 30 June 2003	Year ended 31 Dec. 2003
	US$m *	£m	£m	£m
Increase in net cash in the period	971	535	38	47
Cash flow from (decrease)/increase in liquid resources	(9)	(5)	2	2
Cash flow from (increase)/decrease in debt	(646)	(356)	(28)	113

Change in net debt resulting from cash flows	316	174	12	162
Exchange adjustments	141	78	(101)	(121)

Decrease/(increase) in net debt in the period	457	252	(89)	41
Opening net debt	(4,448)	(2,452)	(2,493)	(2,493)

Closing net debt	(3,991)	(2,200)	(2,582)	(2,452)

*	US dollar equivalents are provided for reader convenience at the 30 June 2004 exchange rate of £1:US$1.814.

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Gallaher Group Plc
Segmental information (by destination)
SIX MONTHS ENDED 30 JUNE 2004

	Six months ended 30 June 2004		Six months ended 30 June 2003	Year ended 31 Dec. 2003
	US$m *	£m	£m	£m
Total turnover
UK	3,361	1,853	1,758	3,611
Continental Europe	4,379	2,414	2,162	4,534
CIS	310	171	164	373
Rest of World	426	235	241	530

	8,476	4,673	4,325	9,048

Duty
UK	2,843	1,567	1,473	3,033
Continental Europe	1,716	946	887	1,897
CIS	82	45	34	78
Rest of World	317	175	179	399

	4,958	2,733	2,573	5,407

Total operating profit
UK
- before amortisation of intangible assets and exceptional charge	268	148	143	287
- amortisation of intangible assets	(2)	(1)	(1)	(2)
- exceptional charge	(9)	(5)	(17)	(18)

	257	142	125	267
Continental Europe
- before amortisation of intangible assets and exceptional charge	218	120	123	243
- amortisation of intangible assets	(63)	(35)	(35)	(71)
- exceptional charge	(7)	(4)	(1)	(3)

	148	81	87	169
CIS
- before amortisation of intangible assets	27	15	14	44
- amortisation of intangible assets	(9)	(5)	(5)	(10)

	18	10	9	34
Rest of World
- before exceptional charge	49	27	25	53
- exceptional charge	—	—	(20)	(18)

	49	27	5	35
Total
- before amortisation of intangible assets and exceptional charge	562	310	305	627
- amortisation of intangible assets	(74)	(41)	(41)	(83)
- exceptional charge	(16)	(9)	(38)	(39)

	472	260	226	505

*	US dollar equivalents are provided for reader convenience at the 30 June 2004 exchange rate of £1:US$1.814.

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Notes to the interim statements

1.	Basis of preparation of the accounts
The interim report has been prepared using accounting policies consistent with those of Gallaher Group Plc for the year ended 31 December 2003, except for the restatement following a change in accounting policy as described in note 2 below. The accounts for the six months to 30 June 2004, and those for the comparative period, are unaudited, but have been reviewed by the auditors. The review report of the auditors follows the notes to the interim statements. The figures for the year ended 31 December 2003 are an abridged version of the Group’s published financial statements for that year which contain an unqualified audit report and which have been filed with the registrar of companies.

2.	Changes in accounting policy and presentation
The 2003 half year and full year results have been restated following the adoption of UITF Abstract 17 (Revised 2003) ‘Employee Share Schemes’ and UITF Abstract 38 ‘Accounting for ESOP Trusts’. Shares held by the employee benefit trust, previously shown in the balance sheet as fixed asset investments, are now required to be shown as a deduction from shareholders’ funds. The cost of employee share schemes is charged to the profit and loss account using the quoted market price of shares at the date of grant less the exercise price of the share options granted. The charge is accrued over the vesting period of the shares. There is an exemption from making such a charge for the Inland Revenue approved SAYE schemes and equivalent overseas schemes.

The impact was to reduce investments by £3m at 30 June 2003 and by £8m at 31 December 2003, and increase the deficit in the profit and loss account reserve by corresponding amounts.

The consolidated cash flow statement has been restated to reflect the reallocation of the cash payments relating to the purchase of shares of £1m for the year ended 31 December 2003 from ‘capital expenditure and financial investment’ to ‘financing’.

The consolidated profit and loss accounts for the six months ended 30 June 2003 and the year ended 31 December 2003 have not been restated as the effect in any one period is not material. The impact of the change in accounting policy in the six months to 30 June 2004 on profit after taxation is not material.

3.	Exceptional charge
Following Gallaher’s announcement of its European operations and administration restructuring, an exceptional charge of £39m was included in the results for the year ended 31 December 2003. An additional charge of £9m associated with this programme has been included in the results for the six months ended 30 June 2004. The tax credit associated with the 2004 exceptional charge is £3m. The restructuring charge primarily relates to redundancy costs and the impairment of operational plant and machinery.

4.	Taxation
The tax charge for the six-month periods have been calculated using a forecast of the effective tax rate for each full year, adjusted for the effect of significant events arising in each six-month period.

5.	Retirement benefits
The net retirement benefits liability shown in the balance sheet is the amount calculated as at 31 December 2003, adjusted for contributions, charges and finance income in the period. No interim revaluation of the assets and liabilities of the retirement benefit schemes has been carried out to 30 June 2004 and accordingly, there is no actuarial gain or loss shown in the statement of total recognised gains and losses in respect of the half year. The figures for the gains and losses and the surplus/deficit for the year to 31 December 2004 will be presented in the annual report to 31 December 2004.

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Notes to the interim statements (continued)

6.	Earnings per share
Basic and adjusted earnings per ordinary share are calculated using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share have been calculated by taking into account the weighted average number of shares that would be issued on conversion into ordinary shares of options held under the employee sharesave scheme.

	Six months ended 30 June 2004	Six months ended 30 June 2003	Year ended 31 Dec. 2003
Earnings per share (pence):
Basic	20.6	15.7	38.0
Adjustment for exceptional charge (net of tax)	0.9	4.7	4.8
Adjustment for intangible asset amortisation	6.3	6.2	12.7

Adjusted	27.8	26.6	55.5
Diluted	20.6	15.6	37.9

Earnings (£m):
Basic	134	102	247
Adjustment for exceptional charge (net of tax)	6	30	31
Adjustment for intangible asset amortisation	41	41	83

Adjusted earnings	181	173	361

Weighted average number of shares (m):
Ordinary shares in issue	653.7	651.6	651.8
Shares held by employee share trusts	(2.2)	(1.7)	(1.8)

Shares used in the calculation of basic and adjusted earnings per share	651.5	649.9	650.0
Potentially dilutive share options	1.7	1.7	1.7

Shares used in the calculation of diluted earnings per share	653.2	651.6	651.7

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Gallaher Group Plc
Independent review report to Gallaher Group Plc

Introduction

We have been instructed by the company to review the financial information, which comprises the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

PricewaterhouseCoopers LLP
Chartered Accountants
London
7 September 2004

Notes:

(a)	The maintenance and integrity of the Gallaher Group Plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

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Gallaher Group Plc
Differences between UK and US generally accepted accounting principles
SIX MONTHS ENDED 30 JUNE 2004

The Group prepares its financial statements in accordance with generally accepted accounting principles in the United Kingdom (“UK GAAP”) which differ from those generally accepted in the United States (“US GAAP”). The following statements summarise the adjustments reconciling profit on ordinary activities after taxation and equity shareholders’ deficit under UK GAAP to the amounts reported had US GAAP been applied in respect of the six months ended 30 June 2004.

	Notes	2004 US$m*	2004 £m
Profit for the half year ended 30 June 2004
Profit for the half year ended 30 June 2004 as reported in the Group profit and loss account under UK GAAP		243	134
Pension costs	(a)	(7)	(4)
Long-term incentive plans	(c)	(5)	(3)
Savings related share option scheme	(d)	(2)	(1)
Mark to market adjustments on derivatives	(e)	(16)	(9)
Business combination – goodwill	(f)	65	36
Intangible asset amortisation	(f)	(15)	(8)
European operations restructuring	(g)	3	2
Deferred tax on adjustments		9	5

Net income under US GAAP		275	152

Equity shareholders’ deficit
Equity shareholders’ deficit as reported in the restated Group balance sheet under UK GAAP		(448)	(247)
Pension costs	(a)	44	24
Capitalised interest	(b)	7	4
Mark to market adjustments on derivatives	(e)	(49)	(27)
Business combination – goodwill	(f)	323	178
Intangible asset amortisation	(f)	(85)	(47)
European operations restructuring	(g)	7	4
Deferred taxation on adjustments		16	9
Proposed dividend	(h)	118	65

Equity shareholders’ deficit under US GAAP		(67)	(37)

*	US dollar equivalents are provided for reader convenience at the 30 June 2004 exchange rate of £1:US$1.814.

Notes:

(a)	Pension costs

Under UK GAAP, pension costs are determined in accordance with the UK Financial Reporting Standard FRS 17. The pension asset or liability in the balance sheet represents the difference between the market value of the pension scheme assets at the balance sheet date and the present value of the pension scheme liabilities at that date, net of deferred tax. Actuarial gains and losses of the plan are recognised immediately in the ‘Statement of total recognised gains and losses’ and prior service costs are recognised in full in the period they become vested.

Under US GAAP, pension costs are determined in accordance with the requirements of the Statements of Financial Accounting Standards (FAS) 87, 88 and 106. US GAAP requires valuation of plan assets to be based on their fair value at the date of the financial statements and plan obligations to be based on assumed discount rates in accordance with plan objectives at that date. The effect of changes in experience on actuarial calculations is not recognized immediately as in the UK but rather, when they exceed a 10% corridor and are amortised over the remaining expected service lives of employees. In addition, any prior service costs are amortised over the remaining service lives of applicable employees.

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Gallaher Group Plc
Differences between UK and US generally accepted accounting principles
SIX MONTHS ENDED 30 JUNE 2004 (continued)

(b)	Capitalised interest

Under US GAAP, interest incurred as part of the cost of constructing fixed assets is capitalised and amortised over the lives of the qualifying assets in accordance with FAS 34. In accordance with common UK practice, Gallaher does not capitalise such interest in its financial statements.

(c)	Long-term incentive plans

Under US GAAP, the estimated intrinsic value of the benefits accruing to individuals during the period from share awards held by the employee benefit trust to satisfy rights to shares arising from Gallaher’s long-term share incentive plans, is remeasured each reporting period and charged to the income statement over the remaining vesting period of the share awards. Under UK GAAP the intrinsic value charged to the income statement over the vesting period is measured at the date of the grant.

(d)	Savings related share option scheme

Under UK GAAP, the Company is not required to charge to the profit and loss account any benefits accruing to individuals under its savings related share option scheme. Under US GAAP, the difference between the share price at the date of the option grant and the option exercise price, must be charged to the income statement over the options’ vesting period, being three, five or seven years.

(e)	Derivative financial instruments

Under UK GAAP, derivative financial instruments that reduce exposures on anticipated future transactions may be accounted for using hedge accounting. Under US GAAP, FAS 133 requires that all derivatives be recorded on the balance sheet at fair value and changes in the fair values be recognised immediately in earnings where specific hedge accounting criteria are not met. The Group has decided not to satisfy the FAS 133 requirements to achieve hedge accounting, where permitted and as such all changes in fair value are recognised immediately in earnings.

(f)	Business combinations – goodwill and intangible asset amortisation

Both UK and US GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition. Under UK GAAP, goodwill arising, and separately identifiable and separable intangible assets acquired on acquisition are capitalised and amortised over their estimated useful lives.

Under US GAAP goodwill arising and identifiable intangible assets have been capitalised in accordance with FAS 141. Gallaher has not identified any indefinite-lived intangible assets. The identifiable definite-lived intangible assets are being amortised over their estimated useful lives. In accordance with FAS 142 goodwill is no longer amortised but is tested annually for impairment.

(g)	Accounting for costs associated with European operations restructuring

In July 2002, the FASB issued FAS 146, ‘Accounting for Costs Associated with Exit or Disposal Activities’. This standard requires the Company to recognise certain costs associated with disposal activities when they are incurred, rather than at the date of a commitment to a disposal plan. FRS 12 the equivalent UK standard requires that similar costs are provided for on a commitment basis. As a result of Gallaher’s European operations restructuring the Company has provided for certain involuntary termination benefits, voluntary termination benefits, and contract-termination costs which are not yet eligible under FAS 146.

(h)	Ordinary dividends

Under UK GAAP, ordinary dividends are provided in the financial statements in the period in which they are proposed by the board for approval by the shareholders. Under US GAAP, dividends are not provided for until declared.

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Gallaher Group Plc
Cautionary statement

This announcement includes ‘forward-looking statements’ within the meaning of the US securities laws. All statements other than statements of historical fact included in this announcement, including, without limitation, statements regarding Gallaher's future financial position, strategy, impact of market trends and price increases, dividend policy, exchange rates, anticipated investments, projected sales, costs and results (including growth prospects in particular regions), plans, projects to enhance efficiency, impact of governmental regulations or actions, litigation outcomes and timetables, the successful integration of acquisitions and joint ventures into our Group, objectives of management for future operations and effects of restructuring activities, may be deemed to be forward-looking statements. Although Gallaher believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors could cause actual results to differ materially from Gallaher's expectations including, without limitation, changes in general economic, political or commercial conditions, foreign exchange rate fluctuation, interest rate fluctuations (including those from any potential credit rating decline), competitive product and pricing pressures, the impact of excise tax increases, regulatory developments, the uncertainties of litigation, difficulties in integrating acquisitions and joint ventures, production or distribution disruptions, difficulty in managing growth, declining demand for tobacco products, increasing dependence on sales in the CIS and other emerging markets, changes in the supply of tobacco and non-payment of receivables by our distributors as well as other uncertainties detailed from time to time in Gallaher's public filings and announcements. The risks included here are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Definitions

The terms ‘Gallaher’ and ‘Group’ refer to Gallaher Group Plc and its subsidiaries. The term ‘Liggett-Ducat’ refers to the Liggett-Ducat group of companies. The term ‘ATG’ refers to Tobaccoland Automatengesellschaft mbH & Co KG. The term ‘Lekkerland-Tobaccoland’ refers to Lekkerland-Tobaccoland GmbH & Co KG. The term ‘Lekkerland Europa’ refers to Lekkerland-Europa Holding GmbH. The term ‘TOBA’ refers to Tobaccoland Austria (Tobaccoland Handels GmbH). The term ‘KT Merkury’ refers to Kompania Tytoniowa Sp.z.o.o. The term ‘Reynolds American’ refers to Reynolds American, Inc. The terms ‘RGI’ and ‘Reynolds-Gallaher International’ refer to the joint venture company, R.J. Reynolds-Gallaher International SARL. The term ‘Shanghai Tobacco Group’ refers to the Shanghai Tobacco (Group) Corp.

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FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: September 8, 2004	Title:	Deputy Company Secretary